Exhibit 4.7

[Letterhead of Euro Disney S.A.]

Euro Disney SCA
Immeubles Administratifs
Route Nationale 34
Chessy

March 28, 2003

Re:  Management Fee

Ladies and Gentlemen:

Reference is made to Article IV of the by-laws (the “By-Laws”) of Euro Disney SCA (“Euro Disney”) providing that, in our capacity as gérant of Euro Disney, we are entitled to the payment of various fees.

We understand that by a letter (the “Licensor’s Letter”) of even date relating to the License Agreement dated as of February 28, 1989 (as previously amended) (the “License Agreement”), The Walt Disney Company (Netherlands) B.V. has indicated that it is prepared to assist Euro Disney to meet its obligations under the Waiver Request (the “Waiver Request”) dated September 30, 2002, executed by Euro Disney in support of a request for a waiver from certain obligations under the Common Agreement (the “Common Agreement”) dated August 10, 1994 among Euro Disney and all other borrowers under the Financing Contracts (as defined therein) and the lenders under the Financing Contracts, and therefore has decided on an exceptional basis to waive certain of its right in connection with the License Agreement.

Based on the foregoing, we are also prepared to assist Euro Disney to meet its obligations under the Waiver Request by waiving certain of our rights in connection with the Rémunération de Base (the “Base Management Fee”), as defined in Article 4.2(a) of the By-Laws.

(1)           Notwithstanding Article 4.3 of the By-Laws, we hereby unconditionally and irrevocably agree to receive payment of the Base Management Fee originally scheduled to be paid in respect of (a) the last three fiscal quarters of Euro Disney’s fiscal year ending on September 30, 2003 (i.e., the period from January 1, 2003 through September 30, 2003, inclusive) and (b) Euro Disney’s full fiscal year ending on September 30, 2004, on a annual rather than quarterly basis; provided that such Base Management Fee shall be paid no later than the fifth business day following delivery by the statutory auditors of Euro Disney of their reports with respect to the annual financial statements of Euro Disney for the applicable fiscal year.

(2)           We hereby unconditionally and irrevocably waive (subject only to the provisions of paragraph 3 below) our right to receive the Base Management Fee in respect of the last three fiscal quarters of Euro Disney’s fiscal year ending on September 30, 2003, up to an amount (the “Waived Amount”) calculated as follows:

Waived Amount =Adjustment x                                       Full Base Management Fee Amount

                                       Full Base Management Fee Amount + Full License Agreement Amount

For purposes of the foregoing:

“Adjustment” means such reduction, if any, in Consolidated Operating Costs (as defined in Annex XI to the Common Agreement) as is necessary (to the extent possible as a result of the waivers contemplated hereby and by the Licensor’s Letter, taken in the aggregate) to cause the Cumulative Gross Operating Income Ratio (as defined below) to be in compliance with your undertaking pursuant to the first sentence of Section 4.2 of the Waiver Request with respect to the fiscal year ending on September 30, 2003;

“Full Base Management Fee Amount” means the amount of the Base Management Fee provided for in Article 4.1(a) of the By-Laws (irrespective of this letter) with respect to the fiscal year ending on September 30, 2003;

“Full License Agreement Amount” means the amount provided for in Section 6.1 of the License Agreement (irrespective of the Licensor’s Letter) with respect to the fiscal year ending on September 30, 2003; and

“Cumulative Gross Operating Income Ratio” has the meaning assigned to it in Exhibit XI to the Common Agreement.

(3)           Subject to the approval of the provisions of this paragraph (3) by Euro Disney’s Supervisory Board, should you elect to take advantage of the waiver contained in paragraph (2) above, you shall pay to us (without interest) an amount or amounts (if any) not exceeding in the aggregate the Waived Amount, to the extent the EBITDA of Euro Disney (as defined below) exceeds € 450 million for any fiscal year ending on September 30 of the years 2004 through 2008.  Such amount or amounts shall be paid to us no later than five business days following the delivery by the statutory auditors of their report with respect to the annual financial statements of Euro Disney for such year or years.

For purposes hereof “EBITDA” shall mean Euro Disney’s income before lease and net financial charges, excluding depreciation and amortization, as stated in Euro Disney’s audited consolidated annual income statement, prepared in accordance with accounting principles generally accepted in France.

It is understood that the waivers set forth in paragraphs (1) and (2) above are exceptional, are limited by their terms, and do not create any obligation on our part to repay any Management Fees or to make any other payment of any nature whatsoever, including in the event the Waived Amount is insufficient to cause the Cumulative Gross Operating Income Ratio to be in compliance with Euro Disney's undertaking pursuant to the first sentence of Section 4.2 of the Waiver Request, or to waive any of our rights in respect of the method of calculation or payment of the Base Management Fee.

Very truly yours,

Euro Disney S.A.

/s/ James A. Rasulo
by: James A. Rasulo